Filed by CBRE Acquisition Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: CBRE Acquisition Holdings, Inc.

Commission File No. 001-39798

This filing relates to the proposed merger involving CBRE Acquisition Holdings, Inc. and Altus Power, Inc. (“Altus Power”) pursuant to the terms of that certain Business Combination Agreement, dated as of July 12, 2021.

On October 14, 2021, Altus Power Co-Founders and Co-CEOs Gregg Felton and Lars Norell participated as guests in a Fireside Chat with James West of Evercore ISI. A transcript of the discussion is set forth below.

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James West, Evercore ISI:

Well, good afternoon, everyone. And welcome to today’s Fireside Chat with Altus Power. I’m James West, Evercore ISI, head of Sustainable Technologies and Clean Energy at Evercore ISI. And I’m very pleased today to have with me the co-founders and co-CEOs of Altus, Lars Norell and Gregg Felton.

James West, Evercore ISI:

Altus is a category defining clean electrification company positioned to deliver savings and sustainability benefits. Altus uses a data-driven approach to build onsite solar, combining building and energy consumption data, the design and sizing of battery storage and cleaning the electric vehicle charging infrastructure, all of which can be integrated buildings to create a network clean energy grid. The company is the owner-operator of the solar, power storage, and the EV equipment, and is partnered with two largest commercial real estate companies in the world, CBRE and Blackstone.

James West, Evercore ISI:

Before starting at Altus, Lars was the principal and managing director at Cohen & Company, where he served as head of capital markets and subsequently led the alternative assets effort. Prior to joining Cohen & Company in February of 2006, Lars was managing director and co-head of US Structured Credit Products at Merrill Lynch.

James West, Evercore ISI:

Prior to founding Altus, Gregg was a partner at Goldman Sachs and the Chief Investment Officer of the credit alternatives platform at Goldman Sachs Asset Management, where he oversaw hedge funds as well as several private credit vehicles, mutual funds, and separate accounts, aggregating over $5 billion. Prior to joining Goldman, Gregg was a senior portfolio manager at Amaranth Advisors and Multi-strategy Hedge Funds. Gentlemen, thanks for joining me today.

Gregg Felton, Co-Founder & Co-CEO, Altus Power:

Thank you very much.

James West, Evercore ISI:

So before we dig too deep into the business, Lars and Gregg, can we get the high level pitch for Altus? What was the void that you two sought to fill?

Lars Norell, Co-Founder & Co-CEO, Altus Power:

Absolutely. Thank you very much for having us, James, and as you mentioned in the preamble, Gregg and I have had the great fortune of having awesome careers before starting Altus. And so we had choices. And next to some of those choices, the idea of filling this void in commercial and industrial solar looked really attractive to us. There are awesome peers of Altus in the utility scale solar system space. They’ve build large systems like Altus does and get economies of scale on the construction side, but they sell the power that they make into utilities at wholesale prices.

Lars Norell, Co-Founder & Co-CEO, Altus Power:

And then we have peers in the residential space who are building solar systems at a slightly higher costs than we do, but they’re selling energy at a retail price into residential homes. C&I solar, or Commercial and Industrial Solar, which is the space that Altus is active in is basically taking the best of both of those business models and putting it together.

Lars Norell, Co-Founder & Co-CEO, Altus Power:

We build large arrays on Home Depot, TJ Maxx, or large high schools or distribution centers, for Amazon and others. And rather than selling the power that we make from those solar systems into the grid at a wholesale price, we drop a line and sell it into the building on top of which we’re sitting. So we’re able to sell energy at retail prices to the client. And our basic business offering, James, is to sell power to clients at a discount to what they pay the grid for brown power.

James West, Evercore ISI:

To focus on C&I. I Know a lot of companies have struggled in the C&I space while you’re already showing profitable results.

Gregg Felton, Co-Founder & Co-CEO, Altus Power:

Yeah, it’s an interesting background in terms of how we got to this space and how it is that we built a differentiated model. And just by way of quick background, when I left Goldman where my career was spent on the buy side, really looking for attractive investments, this particular category in space that we’re in rivals anything that you can find in the fixed income markets. And the simplicity of what hopefully is clear from Lars’ description, where we’re entering into very long dated, typically 20 or 25 year power purchase agreements with largely investment grade counterparties, where we sell them power. Very predictable revenue stream, very high-quality counterpart. That’s a fixed income stream that we knew would be a compelling opportunity. Not only when we started this business 10 plus years ago, but for the foreseeable future, particularly given the tailwinds.

Gregg Felton, Co-Founder & Co-CEO, Altus Power:

Why have others not been able to build the scale that we have and really create the profitable company that we have? We think it’s that the way that most of our peers got into this space, which is really an asset play. They built funds, private equity funds, hedge fund structures, where they raised a bunch of limited partner capital, managed that capital like a general partner. And of course in that model, you engage in investment activity and you return the capital. Typically, five years, seven years, something like that.

Gregg Felton, Co-Founder & Co-CEO, Altus Power:

Our model from the beginning was deliberately designed to own these assets for the life, which is a 35 year system life. And our philosophy and view was to have a customer relationship that we could live with for many, many years into the future, because we knew that this electrification trend would not only be an excellent opportunity for C&I Solar, but also lead to a lot of other areas of opportunity to engage with our customers, including storage, and EV charging, and the like. And of course, for us, James, this has been a very long-term journey where we’ve had a long-term view with respect to value creation. But I think that notion of building an operating company with a growth mindset is a key distinguishing feature of what Altus Power represents.

James West, Evercore ISI:

Fair enough. We’ve seen numerous net zero announcements from well over a thousand major corporations over the last 18, 24 months, and it’s put a big accelerant, I think, on the business. Is that true in the C&I space? Are you guys seeing the same thing where more and more corporates are coming to you now and saying, “Hey, we’ve got to get on board with this.”

Lars Norell, Co-Founder & Co-CEO, Altus Power:

Absolutely. They’re under some pressure they’ve made commitments, and the various authorities, whether it’s the United Nations, or the Paris Accords, or the SEC, are starting to hold companies and organizations accountable for the commitments that they’ve made with respect to net zero and so forth.

Lars Norell, Co-Founder & Co-CEO, Altus Power:

And the key and to build on what you just asked Gregg about C&I business, the key for Altus has always been, how do we connect with those corporate customers in the most cost effective manner? And we’ve experimented with channel partners and we’ve had sales forces and other things. And by far the most effective way, in our experience to do this, is to have an excellent network of channel partners that have good connections with building owners, whether they’re corporates or towns or water districts, or REITs or whatever it might be. And in Altus, it comes to capital partner for that particular developer or that particular solar construction company. And every single time that they have somebody biting who wants solar to save on energy bills or to get clean energy, we’re there ready to fund that particular deal and then take over the customer relationship and own it for term. And importantly, the Blackstone relationship for the last couple of years and now a CBRE relationship is really opening the door for us to have more of those contacts with more decision-makers. And it’s been an awesome experience so far.

James West, Evercore ISI:

And then could you maybe just take us through a typical contract from engagement to installations to power management? And I know, Gregg, you said the contract terms are typically 20 to 25 years, I believe.

Lars Norell, Co-Founder & Co-CEO, Altus Power:

Absolutely. I’d be happy to. So, we are currently working with, for example, customers of CBRE. So CBRE will manage their real estate and they’re reaching out to whether it’s the CFO or whoever’s responsible for large swaths of their portfolio, and saying, “We should get on the phone with Altus and see what they can do for you.” And just this morning, to name an example, I got one of those emails. This particular building owner has a portfolio of 50 large distribution centers across the country, and all of them are managed by CBRE. And he, this particular building owner, submit the two buildings to Altus. One in California and one in New Jersey and said, “Could you please give us proposals for these two buildings?”

Lars Norell, Co-Founder & Co-CEO, Altus Power:

In this case, the building owner is the REIT that owns the buildings and they have tenants that are the operators of those particular buildings. And so what we will do is model quickly up a roof based solar system with carports next to it that we have put solar panels on as well and add storage for additional savings. And then we’re able to pay this particular landlord, perhaps a couple of hundred thousand a year in roof payments, or basically roof lease payments and save the tenant another 80 to a hundred thousand dollars a year by basically producing about 70 or 80% of their consumption from the solar system on the roof and in the parking lot next to the building.

Lars Norell, Co-Founder & Co-CEO, Altus Power:

And assuming this roof owner, building owner is interested in this particular proposal, we will sign a letter of intent with them and move forward and we’ll sign a power purchase agreement with the tenant and then start to put that particular deal into construction. Our deal cycle is somewhere around three to nine months, depending a little bit on which state we’re in. And the initial process of it is usually about two to four weeks to basically explain the proposal, make sure that everyone is happy with the economics, and then sign it up and go pull permits.

James West, Evercore ISI:

And then why the decision, and you made this early on to own the solar assets rather than lease them to the customers and just manage, either sell them software or managed power.

Gregg Felton, Co-Founder & Co-CEO, Altus Power:

Yeah, it’s a really interesting and important question because there is money to be made along the way. And of course, many others in the market have developed business models that are designed to be earning money along the way in the value chain. The development piece of that would be identifying the deal, and ultimately transacting.

Gregg Felton, Co-Founder & Co-CEO, Altus Power:

We’re not in the transactional business, we’re in the ownership business deliberately because we want to service these customers forever. We think that the market misunderstands the value of ownership; the value of ownership from our perspective is not only earning an attractive return through a relatively boring business of selling clean energy at a discount, but also providing the opportunity for Altus to service these customers, which are of course with the network that we’re creating with Blackstone and CBRE and the diversity of other clients we have, there’s an enormous demand for clean energy solutions. There will be an enormous demand for storage. There’ll be an enormous demand for EV charging and a host of other services.

Gregg Felton, Co-Founder & Co-CEO, Altus Power:

And if we didn’t have that customer connectivity in that relationship, there would be a missed opportunity to create value over the long-term, and really growth opportunity over the long-term. And so that’s a really key point of the Altus Power business model, why we set the business up this way, and why we think it’s honestly in a better position to participate in the significant tailwind of the industry.

James West, Evercore ISI:

How important are the CBRE and the Blackstone relationships, and is there any potential downside from having those relationships with other potential real estate owners?

Lars Norell, Co-Founder & Co-CEO, Altus Power:

Yeah, that’s a good question James. We have not come across any downside yet. What we have found, and of course there are other companies in the larger energy space who do what we do, and frankly, perhaps some of the most easily identifiable ones are the utilities.

Lars Norell, Co-Founder & Co-CEO, Altus Power:

So NextEra, for example, has a division that does C&I solar like we do; we effectively do the same thing they do, the only difference between us and NextEra is that we have significantly higher growth rates than they do.

Lars Norell, Co-Founder & Co-CEO, Altus Power:

We’re going public with a valuation of $1.58 billion, but we think that the TAM, or total addressable market in front of us is enormous. And CBRE and Blackstone have become accelerants of that market with the access to the customers. And in many cases, James, the fact that both of them also own and control real estate, together with CBRE already, we have started working on a lot of the assets that they own and control themselves.

Lars Norell, Co-Founder & Co-CEO, Altus Power:

And there it’s a much faster cycle in a faster process because while tenants ultimately will benefit from clean energy in those buildings, CBRE is in charge of the building and can sign a lease on a moment’s notice once they understand what the proposal is. And that speedy and efficient focus and prioritization that we have accomplished, both with CBRE and Blackstone, is really awesome to us because it allows our desk to engage in the type of discussions that lead to transactions that we can then send over to construction and put into operation.

Gregg Felton, Co-Founder & Co-CEO, Altus Power:

And James, I just want to add on to that point and harken back to something you asked at the beginning, which is how is Altus profitable, where many of our peers are not, why are we generating cashflow where they’re not?

Gregg Felton, Co-Founder & Co-CEO, Altus Power:

And I think there’s a very simple explanation to that, and that is cost structure. So when Lars just described the nature of the relationship with CBRE and Blackstone and the opportunity that it provides, think about that as streamlining customer acquisition in a way that allows us not to have the enormous sales force that many of the peers in the market, certainly the resi market have, but instead of very streamlined point of access, with obviously a customer base that’s looking for an institutional quality solution that we’re able to provide. So it’s a key point from our perspective and a key differentiator, and we think it sets us up very well for the growth.

James West, Evercore ISI:

Right. Well, how should we think about the leasing of the C&I roofs from your main customer, power customer perspective, and your ability to sell that excess power to the community? I recognize there’s a benefit to your customer, you’re actually paying them to rent the roof, but then you can also have this excess power that you can create more community power.

Lars Norell, Co-Founder & Co-CEO, Altus Power:

Yes, absolutely. And we haven’t talked about it yet, but Altus is one of the largest providers of what’s called community solar in the country. Community solar is where we basically split the difference between residential solar and large commercial solar. And so we will rent rooftop areas from large distribution centers that might have dry storage, James.

Lars Norell, Co-Founder & Co-CEO, Altus Power:

So for example, Nike stores sneakers along the interstate in New Jersey, I-95, but those storage facilities don’t consume a lot of power. They don’t have air conditioning on in there, and there’s LED lighting, and there are no offices.

Lars Norell, Co-Founder & Co-CEO, Altus Power:

And so you end up with this imbalance where you have a fantastic area to put a large solar array, but selling the power into the building won’t work because they’re not consuming enough electricity. So what the grid in New Jersey allows us to do, or the regulator in that state, is to sell the power instead to 1,000 households or homeowners in the surrounding electrical areas.

Lars Norell, Co-Founder & Co-CEO, Altus Power:

And this is a really great way for residential homeowners to get clean energy where perhaps they can’t install a solar system of their own. They might live in an affordable housing complex, they might live in a condo, they might live in a house that doesn’t have great access to sunshine for some reason. And so this community solar aspect we love because it allows us to build at economies of scale again, then sell the energy at a discount at high retail prices to residential homeowners, and make sure that those become customers of Altus, of course, to whom we can then add storage and EV charging assistance, et cetera, et cetera, which is a great part of our book. We have about 5,000, give or take, of those customers right now. And we have many, many thousands more coming on to systems that we currently have in construction.

James West, Evercore ISI:

I think it’s very, very interesting part of your business. So as we think about the buildings and the commercial sites, or commercial parks, how much power do you desire to supply? Is it half? Is it 100%? I know some cases obviously you have more, but is there a desired outcome there?

Gregg Felton, Co-Founder & Co-CEO, Altus Power:

Yeah, we are absolutely looking to offset a material portion of that particular building’s demand, but not all of the demand. We’re deliberately sizing the systems at something under, call it two-thirds, maybe three-quarters of the annual power demand.

Gregg Felton, Co-Founder & Co-CEO, Altus Power:

And there’s a variety of reasons for that. But the most notable one is that we’re ultimately trying to ensure that regardless of the power requirements of that particular customer, that we’re in a position throughout the course of the week, throughout the course of the year, to ensure that we’re less than 100%.

Gregg Felton, Co-Founder & Co-CEO, Altus Power:

We want to offset their retail power charge, we don’t want to be selling wholesale power. We’re obviously importantly able in every instance to sell wholesale power.

Gregg Felton, Co-Founder & Co-CEO, Altus Power:

So one of the downside protections that investors should be aware of about our business is in the event that a building were to be vacated and the customer not there to buy the power any longer, we always can sell the power to the grid. And that’s an important backstop, or insurance policy if you will, that is available to us. We’ve never had to rely on that insurance policy, but it’s nice downside protection when you think about building a system and ultimately ensuring the scenarios for a successor embedded at the start.

James West, Evercore ISI:

That makes sense to me. And are you guys aligned with certain technology providers for the solar and the storage, or are you somewhat technology-agnostic?

Lars Norell, Co-Founder & Co-CEO, Altus Power:

We are technology-agnostic, or maybe we should say vendor-agnostic. Because we have always, James, sought to make sure that we are not a technology play. We don’t look to validate new and exciting technologies. We are the happy, happy beneficiaries of all technology progress, shall we say?

Lars Norell, Co-Founder & Co-CEO, Altus Power:

If solar panels become more efficient, that’s fantastic for us, all our assets and all our customers are already saving a lot of money on solar. But if we can basically repower a solar system by installing new modules that are much more efficient, the savings will go up for the clients, and the returns will go up for Altus’ investors. And so we’re very happy with that.

Lars Norell, Co-Founder & Co-CEO, Altus Power:

In the space of solar modules, this has meant trying to carefully select those suppliers who are larger companies with better balance sheets. And we realize of course, that whereas in the beginning we bought solar modules from Germany, and Japan, and to some extent the US, the entire supply chain, almost, shifted over to Asia and specifically to China, about six or so years ago.

Lars Norell, Co-Founder & Co-CEO, Altus Power:

And Obama then slapped some tariffs on China, and module makers moved factories out of the country, and as it’s being alleged right now perhaps there’s just some reshipping going on from some of those factories in other countries. We would love if some of the supply sourcing came back effectively to the US, and to Europe, so that there’s a multitude of areas where you can buy these modules.

Lars Norell, Co-Founder & Co-CEO, Altus Power:

In the case of storage, we’ve carefully evaluated and observed the different technologies around. We believe that lithium ion and its close cousins are really the most proven technology of any kind. And so that’s what we’ve been sourcing for our systems right now, in specking in new solar systems where we have storage. We buy from Tesla. We’ve partnered with Stem, who is sourcing batteries from LG Chem, and others. And there’s a multitude of sources there too.

James West, Evercore ISI:

I’m glad you brought up storage. Lars, because it’s something that we see as another accelerant to solar and even to wind and other things, because storage is now coming into some cost parity. How important is the storage capability for your business?

Lars Norell, Co-Founder & Co-CEO, Altus Power:

We think it completely transforms solar. It takes the intermittency out of a solar system and allows us to basically put a slightly larger solar system, back to Gregg’s point earlier. If we have consumption variability from a customer where we don’t know exactly what their consumption looks like. We would like to size the solar system so that we’re only knocking out what their consuming. The second you add storage, that is less of a problem, because now whenever the customer’s not consuming, you can just put it in the battery instead. And the additional benefit, which I think the residential players that you cover have done a great job talking about, is resiliency. The second homeowner or a business owner knows that they can at least operate at 80% for 12 hours if the grid were to go down. That predictability is very meaningful to a lot of our customers. And of course, what we’re constantly doing is trying to predict when the costs of the storage will allow us to add it in every state, as opposed to just those states that have current storage incentives, which is a handful of states.

James West, Evercore ISI:

You guys have captured a ton of data. How are you guys using this data to drive your software, your analytics, the performance of your energy management, and does this software integrate with the customers? Or does it really mainly drive your power management for your customers?

Gregg Felton, Co-Founder & Co-CEO, Altus Power:

Yeah. It’s one of the most exciting things available to us, we think. And in particular, we have to highlight the CBRE relationship because if you think about data and possessing data, who has more data than anybody, particularly relating to the real estate, which we intend to outfit with solar? And the answer is CBRE. So from a data perspective, I think it’s fair to say that Altus Power, on a forward looking basis, has an enormous opportunity available to us. The industry has been incredibly slow to adopt and think about the enablement that technology provides, but just to pick on a very quick anecdote, if you think about the consumption data and ultimately the roadmap with respect to where can we make the greatest impact with clean energy, both as it relates to the production, the solar itself, as well as it relates to storage, much of that data already exists within CBRE because CBRE not only manages the buildings, but in many cases, the energy demand for its customers.

Gregg Felton, Co-Founder & Co-CEO, Altus Power:

So we intend to absolutely use this data to the benefit of the roadmap, with respect to customer acquisition and prioritization. There’s a massive opportunity out there. And we’re somewhat kids in the candy store in terms of thinking about where to spend our time first. So we’re super excited about that and we absolutely will be telling more of that story going forward.

James West, Evercore ISI:

Okay. Fair enough. What’s your current pipeline of opportunities? And what do you think are the major gating factors to your growth at this point?

Lars Norell, Co-Founder & Co-CEO, Altus Power:

Sure. So starting in the end there, James, we are very, very happy with the senior funding facility that we have together with BIS, or Blackstone Insurance Solutions, which just to remind everyone about I guess two years now, two years ago, we undertook and executed the first of its kind commercial and industrial solar only securitization. It was a private securitization, when they got two investment grade ratings from a rating agency. And it allowed Blackstone to syndicate the facility among insurance companies and other eager holders of long term debt basically backed by our solar portfolio to come down tremendously in yield from our perspective. And so the latest upsizing, put that at about half a billion dollars. We also extended the maturity of it to effectively get matched funding against our long term contract. And we are at a 3.51% interest rate.

Lars Norell, Co-Founder & Co-CEO, Altus Power:

So at 3.50 effectively, we’re some of the most competitive cost of capital in industry probably and par with what the next era is able to get for their funding. And so funding and access to low cost capital is not one of our issues. We also have taken great pains to build a construction group at Altus, a design, engineering, and construction group, that basically attaches back to that anecdotal email that I received this morning. The second we start looking at two buildings on Google Earth and try to figure out what kind of proposal we can make to that particular landlord, and then ultimately proposal to that particular tenant, we also send those buildings over to design. And the design team starts looking at the buildings, making sure that they get a sense for what the roof looks like. Are there obstacles on the roof?

Lars Norell, Co-Founder & Co-CEO, Altus Power:

If we design the solar system, how big can it be? And the second we get an indication from that particular landlord that they’re ready to move forward, we go out and due diligence that particular site. And then we ultimately put together a team of contractors that we oversee, and build the solar system. And so both the inflow of deals, the existence of the funding that we have, and our construction acumen together form a really strong engine for accelerating the growth that we’re getting in. And so one of the problems for us really right now is to prioritize. We have to make sure that we go after those customers who are ready to move right now in states where we can create significant savings for both tenants, and landlords or owner operators of buildings, and frankly, where the deal cycle is the fastest, where utilities don’t take quite so long. Perhaps they don’t take four months looking at an interconnection application so that we can go on to building. Maybe they do it in four weeks. And if we have those setups, that’s what we tend to focus on.

James West, Evercore ISI:

I see. We’ve got a question coming in for the line. Just as a reminder to everybody that’s listing in, if you have questions, please do put them in the Q&A box, and I’ll make sure to ask Gregg and Lars. So the question is how important is it to have reliable communications with the grid, grid operator, and regulator to help prevent and prepare for outages like the Texas situation that we had earlier this year?

Lars Norell, Co-Founder & Co-CEO, Altus Power:

Yeah. That’s a great question, great question. We, we view the grid as basically a player coach. It’s somebody who both looks at us somewhat as a disruptive technology that’s, in the case of C&I solar, the grid considers it to be helpful because we place our solar systems and production facilities what tends to be the congestion zone where it’s difficult for the grid to produce power or sufficient power into the inland empire in Los Angeles where there’s lots of industrial buildings to I95 in New Jersey where there’s lots of industrial buildings, et cetera. The grid, in many cases, views Altus almost as a peaker plant where we sit there on roofs with their solar systems. But it’s important to recognize that we’re slowly replacing some components of the grid’s power infrastructure and for that reason to work with them like we’re doing, for example, in community solar, which is entirely enabled by the grid.

Lars Norell, Co-Founder & Co-CEO, Altus Power:

When it comes to grid operating procedures, that’s more over on our technical side, James, but it sometimes happens that our dispatch desk will get messages from the grid saying, we are doing shutdowns in this particular area. There’s something unstable about it. And we can trip our solar systems, in most cases, from our offices. We don’t have to go out there to do that. And in some instances solar systems are taken offline because the grid goes down and then we have to go out there, and repower them again. But the collaboration with the greatest is important and we want to be viewed by them as a good partner.

James West, Evercore ISI:

Okay. And I recognize the CBRE relationship is a little bit new, but you’ve mentioned it a couple times of the data and just the amount of assets they have, so maybe if we could dig a little further into that, what are the big benefits you’re already seeing?

Lars Norell, Co-Founder & Co-CEO, Altus Power:

It’s really the access to buildings and the intense desire for both their owned real estate and the real estate they manage on behalf of clients to create savings, but most importantly, to reduce their carbon footprints. They are all, I don’t know if I should say, desperate, but they’re all very, very eager to see building based clean electrification come into their particular mix of energy so that they can rely on something other than brown power to power their activities. We thought that was going to be the case, James, and we worked very hard in the beginning to create the connectivity with both their own real estate and their managed real estate to let everyone know that we’re here, and open for business. And we’re very pleased that we’ve already connected on some assets that we’re basically moving into development and then ultimately construction in Maryland and other places. And that’s of course our job. That’s what we do here every single day. And maybe, Gregg, we should talk about the alignment.

Gregg Felton, Co-Founder & Co-CEO, Altus Power:

Yeah. Yeah. I was just thinking the same thing, Lars, and it’s a good opportunity, James, for us to highlight CBRE and why we are doing this deal. And I think it’s important to note, as we’ve been students of the market, as I mentioned, I spent my whole career investing in the markets and SPACs can have a bad name and understandably so. And why are we doing a SPAC merger? And we’re doing a SPAC merger, not because of the nature of SPACs, but because of the nature of the partner. We have in CBRE is strategic partner who has a number of key elements to their particular stack, both the design and the transaction itself, that make the alignment here incredibly strong.

Gregg Felton, Co-Founder & Co-CEO, Altus Power:

The first thing is of course, they have the opportunity to drive our business with this massive real estate footprint that they control with the data that they possess, but they’re highly aligned to do so. Their structure of their SPAC, as folks I’m sure largely know, typically the SPAC sponsor receives upfront equity for doing a deal and CBRE, instead of that structure wanted to have an Earn-in, a mechanism where they earned their way into a promote or an incentive based on equity performance. So CBRE starts with no economic interest in the SPAC promote at day one at deal price. And they only earn their way into a promote or an incentive if the stock performs. So there’s a huge alignment to make sure that this is a successful transaction.

Gregg Felton, Co-Founder & Co-CEO, Altus Power:

Number two, we raised $275 million of a PIPE. And CBRE was our largest investor in that PIPE investing $70 million or a quarter of the capital. Number three, because of risk of redemption, which of course is today being experienced by some SPACs, we hope it’s low or nonexistent in ours, but they’ve committed $150 million of additional capital to support any investors who might redeem. So they’ve committed in total $220 million of capital, and I think that any investor in my mind who sees that should recognize the level of commitment that they have to making sure this is a very successful transaction. We’re extremely excited to be partnering with them, given the strategic nature of this deal and the fact that they’re uniquely positioned to facilitate our growth in the way that they are.

James West, Evercore ISI:

And how are you guys thinking about M&A, especially if existing assets that you perhaps could manage better, they’re already on C&I infrastructure?

Gregg Felton, Co-Founder & Co-CEO, Altus Power:

Yeah, we’ve been very focused on that particular theme for a number of years. As you heard from Lars, we have some of the most competitive capital in the market. And so we are uniquely positioned from a cost of capital perspective, I’ll start with, to compete for the variety of assets that are owned in this market, by investors who don’t have a long-term intention to hold. And that’s a really important point, that much of the peer group is set up to divest these assets in five or seven years or even a year or less once these assets are in operations. So, because of the fact that we’re focused on the customer and acquiring the customer, we might acquire the customer again when we’re creating an asset. We might also acquire a customer when that customer is already a happy participant in a solar array from some third party owner.

Gregg Felton, Co-Founder & Co-CEO, Altus Power:

We believe not only are we well positioned to be that long-term owner operator, but to your point, many owners are not necessarily giving these systems the tender love and care that they require, or the customer, candidly, the engagement that it requires or would like. And so from our perspective, there is a system optimization point that we’re focused on, as well as a customer engagement point where we can provide a lot more value to that customer than they may currently be receiving. So we’re focused on both of those things, and pursuing operating acquisitions is a key element to our growth strategy.

Lars Norell, Co-Founder & Co-CEO, Altus Power:

And James, perhaps we can add there, we know that the space previously have had in various configurations things like yield companies where a particular portfolio of assets, whether it’s solar or wind or something else come to rest in some way to provide a predictable cashflow to investors.

Lars Norell, Co-Founder & Co-CEO, Altus Power:

We think that the ultimate way to pursue this particular opportunity, and Gregg and I between us own some 40 to 45% of the stock and in Altus, and you can see that from filings. We’re very, very focused on having the way we run this business, create significant value for investors, and significant value for the stakeholders that we have right now, including ourselves and in Blackstone and now CBRE and new investors who come in. We think that having a portfolio that you own and control allows you and gives you a different incentive to continuously come back to that customer, and ask if they would like more solar power. If you would like carport solar power with EV chargers underneath. If they would like storage, because we think we can knock out some demand charges that they’re being charged currently. This living, breathing relationship with the customer that allows us to continuously create more value for them and for Altus, we don’t think is possible in any other format of this particular business. And so we think the way we’re doing it, frankly, will create the most value for ourselves and those who choose to invest.

James West, Evercore ISI:

Guys, I only have one more question that I wanted to ask. And it’s really, what are the key milestones and goals that we should be watching for the next year and beyond for Altus? And how should we be thinking about your near and long term objectives?

Gregg Felton, Co-Founder & Co-CEO, Altus Power:

Yeah, we’re honestly focused on executing on the business plan that we’ve laid out for investors and for ourselves, we were extremely excited by the prospect here of getting this transaction closed and ultimately focusing the predominance of our time on building the business. I think that there’s an enormous opportunity ahead of us. I think most folks on this call appreciate the massive opportunity. There’s a lot of work to do. We think that there’s going to be incredible opportunity to mine the CBRE network of relationships. I would remind everyone that when we set out to engage in a public offering, we did not know that CBRE was a potential partner. And so we built a model and a plan that reflected our historical relationship set, including our partnership with Blackstone, but it did not contemplate the CBRE partnerships. And we’re very focused on making sure that we execute not only on our plan that existed before meeting CBRE, but our plan that includes CBRE and we think they’re going to be a great catalyst for growth here. And you’ll see a lot more about that, I’m sure, in the coming months.

James West, Evercore ISI:

All right, well, guys, this was fantastic. Obviously, I think, a very interesting, unique business and investment opportunity. Thanks for your time today I really appreciate it. We look forward to following you guys and watching the company grow.

Gregg Felton, Co-Founder & Co-CEO, Altus Power:

Thanks so much.

Lars Norell, Co-Founder & Co-CEO, Altus Power:

Thank you very much James, no problem.

Gregg Felton, Co-Founder & Co-CEO, Altus Power:

Thanks everyone for joining.

James West, Evercore ISI:

Thanks guys. Take care.

About Altus Power, Inc.

Altus Power, Inc. (“Altus Power”) based in Stamford, Connecticut, is creating a clean electrification ecosystem, serving its commercial, public sector and community solar customers with locally-sited solar generation, energy storage, and EV-charging stations across the U.S. Since its founding in 2009, Altus Power has developed or acquired over 340 megawatts from Vermont to Hawaii. Visit altuspower.com to learn more.

About CBRE Acquisition Holdings, Inc.

CBRE Acquisition Holdings, Inc. (“CBAH”) is a blank-check company formed solely for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. CBAH is sponsored by CBRE Acquisition Sponsor, LLC, which is a subsidiary of CBRE Group, Inc.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the planned business combination between Altus Power and CBAH (the “Business Combination”) and the other transactions contemplated by the business combination agreement entered into by Altus Power and CBAH (the “Business Combination Agreement”) and shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Important Information About the Business Combination and Where to Find It

CBAH has filed with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which includes a preliminary proxy statement/prospectus in connection with the proposed Business Combination and will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. CBAH’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with CBAH’s solicitation of proxies for its stockholders’ meeting to be held to approve the Business Combination because the proxy statement/prospectus will contain important information about CBAH, Altus Power and the Business Combination. The definitive proxy statement/prospectus will be mailed to stockholders of CBAH as of a record date to be established for voting on the Business Combination. Stockholders will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to CBRE Acquisition Holdings, Inc., 2100 McKinney Avenue, Suite 1250, Dallas, TX 75201.

Participants in the Solicitation

CBAH, Altus Power and certain of their respective directors and officers may be deemed participants in the solicitation of proxies of CBAH’s stockholders with respect to the approval of the Business Combination. CBAH and Altus Power urge investors, stockholders and other interested persons to read the Registration Statement, including the preliminary proxy statement/prospectus and amendments thereto and the definitive proxy statement/prospectus and exhibits thereto, as well as other documents filed with the SEC in connection with the Business Combination, as these materials will contain important information about Altus Power, CBAH and the Business Combination. Information regarding CBAH’s directors and officers and a description of their interests in CBAH is contained in the Registration Statement.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “could”, “continue”, “expect”, “estimate”, “may”, “plan”, “outlook”, “future” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements, which involve risks and uncertainties, relate to the use of proceeds for the new credit facility and analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable and may also relate to CBAH’s and Altus Power’s future prospects, developments and business strategies. In particular, such forward-looking statements include statements concerning the timing of the Business Combination, the business plans, objectives, expectations and intentions of CBAH once the Business Combination and the other transactions contemplated thereby (the “Transactions”) and change of name are complete (“New Altus”), and New Altus’s estimated and future results of operations, business strategies, competitive position, industry environment and potential growth opportunities. These statements are based on CBAH’s or Altus Power’s management’s current expectations and beliefs, as well as a number of assumptions concerning future events.

Such forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside CBAH’s or Altus Power’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; (2) the inability to complete the Transactions due to the failure to obtain approval of the stockholders of CBAH or Altus Power or other conditions to closing in the Business Combination Agreement; (3) the ability of New Altus to meet NYSE’s listing standards (or the standards of any other securities exchange on which securities of the public entity are listed) following the Business Combination; (4) the inability to complete the private placement of common stock of CBAH to certain institutional accredited investors; (5) the risk that the announcement and consummation of the Transactions disrupts Altus Power’s current plans and operations; (6) the ability to recognize the anticipated benefits of the Transactions, which may be affected by, among other things, competition, the ability of New Altus to grow and manage growth profitably, maintain relationships with customers, business partners, suppliers and agents and retain its management and key employees; (7) costs related to the Transactions; (8) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals required to complete the Transactions; (9) the possibility that Altus Power and New Altus may be adversely affected by other economic, business, regulatory and/or competitive factors; (10) the impact of COVID-19 on Altus Power’s and New Altus’s business and/or the ability of the parties to complete the Transactions; (11) the outcome of any legal proceedings that may be instituted against CBAH, Altus Power, New Altus or any of their respective directors or officers, following the announcement of the Transactions; and (12) the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions and purchase price and other adjustments.

Additional factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements can be found in the Registration Statement and CBAH’s proxy statement/prospectus when available. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and CBAH and Altus Power undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, changes in expectations, future events or otherwise.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in CBAH and is not intended to form the basis of an investment decision in CBAH. All subsequent written and oral forward-looking statements concerning CBAH and Altus Power, the Transactions or other matters and attributable to CBAH and Altus Power or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Altus Power Contacts

For Media:

Cory Ziskind

ICR, Inc.

AltusPowerPR@icrinc.com

For Investors:

Caldwell Bailey

ICR, Inc.

AltusPowerIR@icrinc.com